Reliant Holdings, Inc.

12343 Hymeadow Drive, Suite 3-A

Austin, Texas 78750

August 14, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Ms. Pamela Long

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-214274) of Reliant Holdings, Inc. (the “Registrant”)

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Monday, August 14, 2017, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please direct any comments or questions to our counsel, John S. Gillies, of The Loev Law Firm, PC, at (832) 380-4730.

Sincerely,

/s/ Michael Chavez
Michael Chavez
Chief Executive Officer